December 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Laura Nicholson

Special Counsel

Office of Transportation and Leisure

Re:	Corporación América Airports S.A. Draft Registration Statement on Form F-1 Submitted November 20, 2017 CIK No. 0001717393

Dear Ms. Nicholson:

On behalf of Corporación América Airports S.A., a public limited company (société anonyme) organized and existing under the laws of Luxembourg (the “Company” or “CAAP”), we are providing the following responses to the comments set forth in the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated November 30, 2017 (the “Comment Letter”) relating to the draft registration statement on Form F-1, as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on November 20, 2017. Concurrently with this response, the Company is publicly filing with the Commission a registration statement which incorporates the revisions described herein (the “Registration Statement”). For the Staff’s convenience, the Company is providing the Staff with one paper copy of the revised registration statement, together with three blacklined copies to show changes from the second confidential submission on November 20, 2017. Such marked copies will be couriered to the Staff’s offices.

To facilitate the Staff’s review of this letter, the Staff’s comment has been included in italic type above the Company’s response.

Risk Factors, page 24

Peru, page 48

Construction and Improvement works performed at our AAP Airports, page 48

1.	We note your response to our prior comment 6 and request clarification as to your statement that AAP is “subject to a separate and distinct legal regime than the concession agreement which was awarded in connection with the Chinchero Cusco International Airport.” We note that the concession agreements differ, but please explain the separate and distinct legal regimes that apply to the AAP’s concession agreement with Peru and Kuntur Wasi’s concession agreement with Peru.

Securities and Exchange Commission

December 5, 2017

Company Response: In response to the Staff’s comment, the Company supplementally advises the Staff that both concession agreements were established under the same Peruvian legislation—Supreme Peruvian Decree No. 059-96-PCM (published on December 26, 1996) and the Legislative Peruvian Decree No. 1012 (published on May 13, 2008). However, although the legal regime in Peru is the same for both concessions, each concession is evidenced by a separate and distinct concession agreement. Therefore, the termination of the concession agreement for the Chinchero Cusco International Airport has no impact on the exercise of the rights of AAP to seek reimbursement of monies under the AAP Concession Agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

Liquidity and Capital Resources, page 104

Cash Flows, page 106

2.	The discussion of operating activities for the interim and annual periods appears to focus on how the amount was derived in each period rather than provide a comparative analysis of why the amounts materially differ. For example, your analysis should be why net cash provided by operating activities from continuing operations decreased by $82.1 million between the nine months ended September 30, 2017 and 2016, and increased by $129.2 million between the years ended 2016 and 2015. In this regard, the analysis should address the significant drivers underlying the changes and how they impact operating cash and avoid references to non-cash items. Refer to section III.D of Release No. 33-6835 and section IV.B.1 of Release No. 33-8350 for guidance.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources” section on pages 107 and 108 of the Prospectus to provide a comparative analysis of why the amounts materially differ period to period.

Business, page 117

Our Airports by Country in Which we Operate, page 117

Argentina, page 117

3.	We note your revised disclosure on page 119 that states that the fair market value of each common share of AA2000 may be determined by the average traded value of the shares on the Buenos Aires Stock Exchange during the five trading days prior to the notice of conversion delivered by the Argentine Government to AA2000. Please disclose your current plans regarding the listing of AA2000’s common stock on the Buenos Aires Stock Exchange.

Securities and Exchange Commission

December 5, 2017

Company Response: In response to the Staff’s comment, the Company has included additional disclosure in the “Business” section on page 120 of the Prospectus to the effect that AA2000 has no current plans to undertake an initial public offering or listing on the Buenos Aires Stock Exchange.

4.	We note your response to our prior comment 12. Please disclose the number of AA2000’s preferred shares that are outstanding. In addition, please further clarify how the number of shares issuable upon conversion of the preferred shares will be calculated with reference to the fair market value of each common share. For example, please disclose the conversion ratio of the preferred shares into common shares. We also note your disclosure on page 154 that the Argentine Government will be able to convert all of the preferred shares into common shares of AA2000 “with a nominal value of one peso each.” Please clarify whether such nominal value impacts the conversion ratio.

Company Response: In response to the Staff’s comment, the Company supplementally advises the Staff that there are a total of 616,914,353 preferred shares, nominal value of AR$1 each, outstanding as of September 30, 2017. The nominal value of the preferred shares is not relevant for purposes of the calculation of the conversion ratio. The conversion ratio of the preferred shares will be determined at the time of the conversion, if any, and will be based upon the fair market value of the common shares of AA2000 at such time. The fair market value of each common share will be established based on the average traded value of the shares on the Buenos Aires Stock Exchange during the five trading days prior to the notice of conversion delivered by the Argentine Government to AA2000. Should the shares not be trading on the Buenos Aires Stock Exchange, the fair market value of the shares will be established by a third party appointed by the Argentine Government. Therefore, prior to the time of such conversion, the conversion ratio cannot be determined.

Legal Proceedings, page 130

Brazilian Proceedings, page 132

Administrative Proceedings before the Brazilian ANAC, page 132

5.	We note your response to our prior comment 16 that the ICAB and ICASGA are not relying on the recovery of the funds addressed in this section and that the failure to recover the funds would not affect the current liquidity of these subsidiaries. However, we note that the companies, if they do recover these funds, intend to use the funds to pay dividends, repay indebtedness or fund general corporate purposes. Please tell us whether the recovery of the aggregate amount of these funds would have a material impact, and, if so, please consider including a risk factor related to the failure to recover the funds. In addition, please provide risk factor disclosure regarding the general risk that the Brazilian ANAC may not approve your requests for economic re-equilibrium under the concession agreements, or tell us why you do not believe that such risk is material.

Securities and Exchange Commission

December 5, 2017

Company Response: In response to the Staff’s comment, the Company has provided an additional Risk Factor in the “Risk Factors” section on page 47 of the Prospectus to describe the risks of the failure to recover the funds, including the risk that the Brazilian ANAC may not approve the requests for economic re-equilibrium under the respective Brazilian Concession Agreements.

Peruvian Proceedings, page 133

Unilateral Termination of the Kuntur Wasi Concession Agreement, page 133

6.	Please disclose here the amount of damages you have claimed in connection with the Unilateral Termination of the Kuntur Wasi Concession Agreement.

Company Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the amount of damages sought in connection with the unilateral termination of the Kuntur Wasi Concession Agreement has not yet been claimed or determined. As provided in such concession agreement, Kuntur Wasi has initiated the Trato Directo proceeding (direct negotiations between the parties before arbitration) with the Peruvian State for compensation. If no agreement is reached by the parties under this initial proceeding, an arbitration proceeding for damages could be initiated.

Shareholders’ Agreements, page 134

7.	In response to prior comment 17, you discuss the governance rights set forth under the TA Shareholders Agreement. Please also address in your response the materiality of the TA Shareholders Agreement in the context of the transfer restrictions, drag-along rights and purchase option described on page 134.

Company Response: In response to the Staff’s comment, the Company supplementally advises the Staff that it does not believe that the TA Shareholders Agreement is material in the context of the transfer restrictions, drag-along rights and the purchase option. Regarding the transfer restrictions, the TA Shareholders Agreement prohibits CA Italy and SO.G.I.M. from entering into any agreement with third parties in relation to the transfer of shares in TA unless otherwise agreed. This restriction has no economic or operational impact on the Company because if the Company ever decides to transfer any interest in TA, it could do so indirectly by transferring its interest in CA Italy.

The drag-along rights are a right of CA Italy to require SO.G.I.M. to sell its 5.79% interest (1,077,403 shares) to a third party at an established price, being the higher of the current trading price on the date of the agreement and Euro 13.85, the original tender offer price. Such drag along price would be payable by the third-party purchaser.

Securities and Exchange Commission

December 5, 2017

With respect to the purchase option, such purchase option would only become exercisable in the event that both CA Italy and SO.G.I.M. elect not to extend the TA Shareholders Agreement. Because CA Italy could always elect to extend the TA Shareholders Agreement (and therefore prevent the exercise of the purchase option), the Company does not believe the purchase option is material. Even if the purchase option is exercised, the aggregate amount payable by CA Italy would be approximately Euro 14.9 million, which is not a material amount for the Company.

Regulatory and Concessions Framework, page 143

8.	We note your response to our prior comment 19. Please revise to clarify the meaning of “economic equilibrium” and “economic and financial equilibrium” under your concession agreements in Argentina and Brazil.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in connection with the “economic equilibrium” under the AA2000 Concession Agreement on page 154 and added additional disclosure in the “Regulatory and Concessions Framework—Brazil” section on page 177 of the Prospectus to describe the process by which ANAC may re-establish the economic and financial equilibrium under the relevant concession agreements in Brazil. The Company supplementally advises the Staff that the term “economic equilibrium” under the AA2000 Concession Agreement and the term “economic and financial equilibrium” under the Brazilian Concession Agreements are similar concepts, but just with different terminology under the concession agreements in Argentina and Brazil.

9.	We also note your disclosure under “Financial Projections” beginning on page 152, including your disclosure that under the AA2000 Concession Agreement, ORSNA must annually review the Financial Projection of Income and Expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. However, we were not able to locate such provisions in the AA2000 Concession Agreement filed as Exhibit 10.2. Please advise. In addition, please revise to disclose any material terms of the agreement that set forth the “variables on which [the agreement] was based.”

Company Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the provisions for the annual review of the Final Projection of Income and Expenses are established in section 29 of the Final Memorandum of Agreement, which is being filed as Exhibit 10.2(b) to the Registration Statement. In addition, the Company supplementally advises the Staff that the variables upon which the Financial Projection of Income and Expenses is based are disclosed in Annex V of the Final Memorandum of Agreement, which is being filed as Exhibit 10.2(b) to the Registration Statement. The “economic equilibrium” derives from, and is established in accordance with, the Financial Projection of Income and Expenses and the initial investment established in ORSNA Note 152/08, which is also being filed as Exhibit 10.2(b) to the Registration Statement. The Company has included additional disclosure of the variables upon which such economic equilibrium was originally based in the AA2000 Concession Agreement in the “Regulatory and Concessions Framework—The AA2000 Concession Agreement—Financial Projections” section on page 154 of the Prospectus.

Securities and Exchange Commission

December 5, 2017

10.	We note your disclosure that the AA2000 Concession Agreement was modified by the Final Memorandum of Agreement. However, we also note that you have not filed the Final Memorandum of Agreement as an exhibit. If you do not plan to file such agreement, please tell us why you do not believe that such agreement is required to be filed under Item 601 of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has filed the Final Memorandum of Agreement for the AA2000 Concession Agreement as Exhibit 10.2(b) to the Registration Statement.

11.	Please disclose the transfer restrictions set forth in Section 7.2 of the AA2000 Concession Agreement filed as Exhibit 10.2, or tell us why you do not believe that such restrictions are material.

Company Response: In response to the Staff’s comment, the Company has provided additional disclosure in the “Regulatory and Concessions Framework—Argentina” section on page 152 of the Prospectus, and on page F-68 of the Financial Statements of A.C.I. Airports International S.á r.l. for consistency purposes only, to describe the transfer restrictions on the shares of AA2000 as set forth in the AA2000 Concession Agreement.

12.	We note the provisions in the AA2000 Concession Agreement filed as Exhibit 10.2 regarding your obligation to pay an annual royalty. However, it does not appear that you have disclosed such obligation. Please advise.

Company Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the annual royalty provisions established in the AA2000 Concession Agreement have been superseded by the annual royalty provisions set forth in the Final Memorandum of Agreement. The disclosure of such royalty payments is set forth in the “Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Specific Allocation of Revenue” section on page 153 of the Prospectus.

13.	Please revise your disclosure on page 143 to explain when economic equilibrium may necessitate the extension of the term of the Brazilian Concession Agreements.

Company Response: In response to the Staff’s comment, the Company has provided additional disclosure in the “Regulatory and Concessions Framework—Brazil” section on pages 177 and 178 of the Prospectus to describe the ways that the ANAC may re-establish economic and financial equilibrium of the Natal Concession Agreement and the Brasilia Concession Agreement which could include, among other things, an extension of the relevant Concession Agreement for an additional period of five years.

Background of Our Officers and Directors, page 213

14.	We note your response to our prior comment 20 and reissue in part. We note that Eduardo Eurnekian is the chairman and/or director of various enterprises devoted to infrastructure. If his position at any of these enterprises presents a material risk of conflicts of interest due to competition of these enterprises with your business, please provide related risk factor disclosure.

Securities and Exchange Commission

December 5, 2017

Company Response: In response to the Staff’s Comment, the Company supplementally advises the Staff that it does not believe that Mr. Eurnekian’s position as chairman and/or director of various enterprises devoted to infrastructure presents a material risk of conflicts of interest due to competition with our business. Although some of these businesses are involved in infrastructure projects, none of these businesses are involved in owning, operating and maintaining airport concessions.

Taxation, page 228

Luxembourg Tax Considerations, page 228

15.	We note your disclosure that dividends paid by the company to shareholders are subject to a 15% or 17.65% Luxembourg withholding tax, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption. Please describe applicable provisions of any reciprocal tax treaties between the United States and Luxembourg, or provide a statement, if applicable, that there are no such treaties. Refer to Item 10.E of Form 20-F.

Company Response: In response to the Staff’s comment, the Company has provided additional disclosure in the “Taxation—Luxembourg Tax Considerations” section on page 230 of the Prospectus of the double taxation treaty between the United States and Luxembourg.

Financial Statements of A.C.I. Airports International S.á r.l.

Note 2. Basis of Presentation and Accounting Policies, page F-9

Restatement of Previously Issued Financial Statements, page F-10

16.	In the table on page F-10 showing the effect of the restatement there is a column for each of 2016 and 2015 headed “Conversion adjustment.” It appears amounts in these columns reflect the restatement effects for errors described in this section. If so, please revise the headings as appropriate. If in fact the amounts in these columns contain effects of the Conversion, please explain to us the amount of the adjustment made, what each adjustment represents and the basis for the adjustment.

Company Response: In response to the Staff’s comment, the Company has revised the headings for each of 2016 and 2015 in the table on page F-10 to indicate that they refer to the restatement effects for errors described in this section.

Exhibits

Securities and Exchange Commission

December 5, 2017

17.	We note that you have filed concession agreements as exhibits. Please ensure that you file complete versions of such agreements. For example, we note that it appears that you have omitted Exhibit 3 (Investment Plan) from the AA2000 Concession Agreement filed as Exhibit 10.2. Similarly, we note that it appears that you have omitted the annexes to the Brasilia Concession Agreement filed as Exhibit 10.3.

Company Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the current Investment Plan is contained within Section 6 of the Final Memorandum of Agreement, which it has filed as Exhibit 10.2(b) to the Registration Statement. The Company supplementally advises the Staff that the annexes to the Brasilia Concession Agreement are currently being translated into English and will be filed by subsequent amendment.

If you should have any questions or wish to discuss any other matters relating to the foregoing, please contact me at (212) 801-6416 or by e-mail at rossellm@gtlaw.com.

Very truly yours,

/s/ Marc Rossell

Marc Rossell

Cc:	Martin Francisco Antranik Eurnekian, Corporación América Airports S.A.

Raul G. Francos, Corporación América Airports S.A.

Andrés Zenaruzza, Corporación América Airports S.A.

Randolph Bullard, Greenberg Traurig, LLP

Eduardo Loiacono, Price Waterhouse & Co., S.R.L.